SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


                           TAPPAN ZEE FINANCIAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   876067-10-9
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                                 (CUSIP Number)

                                       N/A
               -------------------------------------------------
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         /_/ Rule 13d-1(b)
         /X/ Rule 13d-1(c)
         /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.876067-10-9             13G        Page 2 of 6 Pages
         --------------------                    --   --
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1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

           Compensation Committee of the Board of Directors of Tappan Zee Financial, Inc., in its capacity as the administrator of the Employee Stock Ownership Plan and Recognition and Retention Plans of Tappan Zee Financial, Inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /_/
                                                                (b) /X/
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3          SEC USE ONLY


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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  U.S.A.
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                            5       SOLE VOTING POWER
        NUMBER OF                                                        0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6       SHARED VOTING POWER
         OWNED BY                                                        0
           EACH             ----------------------------------------------------
        REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON                                                         0
           WITH             ----------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
                                                                   171,872
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     171,872
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                         / /
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                11.63% of 1,478,062 shares of Common Stock outstanding as of December 31, 1997
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                                        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 6 pages


                                    ITEM 1(a)

NAME OF ISSUER:            Tappan Zee Financial, Inc. ("Company")


                                    ITEM 1(b)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:       75 North Broadway
                                                      Tarrytown, NY  10591-0187


                                    ITEM 2(a)

NAME OF PERSON FILING:     Compensation Committee
                           Board of Directors of Tappan Zee Financial, Inc.
                           75 North Broadway
                           Tarrytown, NY 10591-0187


                                    ITEM 2(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:           75 North Broadway
                                                Tarrytown, NY  10591-0187


                                    ITEM 2(c)

CITIZENSHIP:               U.S.A.


                                    ITEM 2(d)

TITLE OF CLASS OF SECURITIES:          Common Stock, par value $.01 per share
                                      ("Common Stock")


                                    ITEM 2(e)

CUSIP NUMBER:              876067-10-9


                                     ITEM 3

This statement is filed pursuant to ss.240.13d-1(c).






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                                                              Page 4 of 6 pages


                                     ITEM 4
OWNERSHIP:

                 The following information with respect to the Compensation Committee's aggregate ownership of Common Stock with respect to both the ESOP and the RRPs is provided as of December 31, 1997.

         (a)  AMOUNT BENEFICIALLY OWNED. . . . .                   171,872

         (b)  PERCENT OF CLASS . . . . . . . . . . . .              11.62%

         (c)  NUMBER OF SHARES AS TO WHICH
              SUCH PERSON HAS:

                 (i)   SOLE POWER TO VOTE OR TO
                       DIRECT THE VOTE . . . . . . . . .                 0

                 (ii)  SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .                  0

                 (iii) SOLE POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF . . . . .                   0

                 (iv)  SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .            171,872

The reporting person is the Compensation Committee of the Board of Directors of Tappan Zee Financial, Inc. The Compensation Committee administers the Employee Stock Ownership Plan of Tappan Zee Financial, Inc. ("ESOP"), an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The Compensation Committee also administers the 1996 Recognition and Retention Plan for Officers and Employees of Tappan Zee Financial, Inc. and the 1996 Recognition and Retention Plan for Outside Directors of Tappan Zee Financial, Inc. ("RRPs"), two non-qualified plans. The assets of the ESOP and the RRPs are held in separate trusts by Marine Midland Bank, as trustee, beneficially owned by the Compensation Committee with respect to both the ESOP and the RRPs as of December 31, 1997. Any unawarded shares held in the RRP Trusts is generally required to be voted by the Trustee as directed by the Compensation Committee to reflect the votes of participating employees with respect to awarded shares. The Committee has the power to direct the Trustees with respect to the disposition or restriction of all shares held in the ESOP and RRP Trusts except in the case of a tender or exchange offer.
The Committee disclaims beneficial ownership of these shares.

                                     ITEM 5
Not applicable.




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                                                              Page 5 of 6 pages


                                     ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Dividends on Common Stock allocated to the ESOP accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the ESOP accounts of participating employees and their beneficiaries, to the extent paid in cash, are at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the ESOP to acquire Common Stock. Cash or stock dividends declared and paid on Common Stock awarded to participants under the RRPs are distributed to the participants. Cash or stock dividends paid on unawarded Common Stock are held in the RRP Trusts.


                                     ITEM 7

Not applicable.


                                     ITEM 8

Not applicable.


                                     ITEM 9

Not applicable.


                                     ITEM 10
CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.





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                                                              Page 6 of 6 pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:   February 17, 1998

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF TAPPAN ZEE FINANCIAL, INC.




         By      /s/ Kevin J. Plunkett
            -----------------------------------------
                 Kevin J. Plunkett
                 Chairman


         By      /s/ Gerald L. Logan
            -----------------------------------------
                 Gerald L. Logan
                 Member


         By      /s/ Paul R. Wheatley
            -----------------------------------------
                 Paul R. Wheatley
                 Member